04015033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. J. St. Germain Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Valickus 413-733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. J. St. Germain Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of officers and shareholders of $796,104 are classified as credit balances in customer accounts.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paul Joseph Marchese
Notary Public
My Commission Expires
April 30, 2010

D.J. St. Germain Company, Inc. and Subsidiary

Consolidated Financial Statements

Pursuant to Section 17 of The Securities Exchange Act of 1934 and Rule 17a-5(d) Thereunder

December 31, 2003 and 2002

D.J. St. Germain Company, Inc. and Subsidiary
Index to Consolidated Financial Statements
December 31, 2003 and 2002

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.

In our opinion, the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and Subsidiary and the related consolidated statements of operations, changes in shareholders' equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial condition of D.J. St. Germain Company, Inc. and Subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 2,055,569	$ 8,123,256
Cash and investments segregated for the benefit of customers	122,457,772	155,611,534
Accrued interest receivable	271,691	311,960
Receivable from brokers	709,089	409,285
Receivable from customers	2,071	742
Investments owned		
Equity securities (cost $13,926,464 - 2003, $9,363,062 - 2002)	14,944,640	7,018,956
Other assets	1,276,960	538,310
Income taxes receivable	414,985	765,765
Deferred tax benefit	1,398,079	1,918,445
Total assets	$ 143,530,856	$ 174,698,253
Liabilities		
Payable to brokers	$ 238,915	$ 834,514
Customers' free credit balances	115,628,300	147,739,172
Accrued interest payable	6,825	210,873
Accrued expenses and other liabilities	4,195,813	4,766,253
Total liabilities	120,069,853	153,550,812
Shareholders' Equity		
Common shares		
Class A, 180,000 authorized and issued, $5 par value, nonvoting	900,000	900,000
Class B, 20,000 authorized and issued, $5 par value, voting	100,000	100,000
Capital in excess of par value	3,570,653	3,397,225
Retained earnings	21,226,134	19,169,946
	25,796,787	23,567,171
Less treasury shares, at cost		
Class A, 44,101 (46,776 - 2002) shares	(2,030,506)	(2,131,746)
Class B, 3,400 (1,600 - 2002) shares	(305,278)	(113,584)
Treasury stock subscriptions	-	(174,400)
	(2,335,784)	(2,419,730)
Total shareholders' equity	23,461,003	21,147,441
Total liabilities and shareholders' equity	$ 143,530,856	$ 174,698,253
Total shareholders' equity per Class A and B shares outstanding	$ 153.84	$ 139.47
Diluted shareholders' equity per Class A and B shares	$ 144.64	$ 132.48
Shares Outstanding		
Authorized and issued	200,000	200,000
Less: treasury shares	(47,501)	(48,376)
Shares outstanding	152,499	151,624
Options outstanding	9,700	8,000
Diluted shares outstanding	162,199	159,624

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions and management fees	$ 3,352,731	$ 4,266,410
Dividends	182,637	117,241
Interest income, net	370,600	574,597
Investment gain, net	1,471,083	56,088
Unrealized gain (loss) on investments, net	2,186,225	(1,595,140)
	7,563,276	3,419,196
Expenses		
Employee compensation	2,504,038	1,956,935
Professional fees	226,303	326,442
Communications and data processing	186,233	138,840
Selling, general and administrative expenses	1,412,365	996,039
Benefits to prior officers	-	1,932,277
Retiree health benefit expense	-	727,570
	4,328,939	6,078,103
Income (loss) before income taxes	3,234,337	(2,658,907)
Income tax expense (benefit)	661,140	(396,015)
Net income (loss)	$ 2,573,197	$ (2,262,892)

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2003 and 2002

	Common Shares Authorized and Issued		Capital in Excess of Par Value	Retained Earnings	Treasury Shares at Cost		Subscriptions	Total Shareholders Equity
	Class A	Class B			Class A	Class B		
Balance, December 31, 2001	$ 900,000	$ 100,000	$ 2,042,936	$ 21,931,326	$ (1,570,356)	$ (489,446)	-	$ 22,914,460
Net loss	-	-	-	(2,262,892)	-	-	-	(2,262,892)
Cash dividends paid, $3.40 per share	-	-	-	(498,488)	-	-	-	(498,488)
Sale of Class A, 235 shares at $87.20	-	-	9,782	-	10,710	-	-	20,492
Sale of Class B, 7000 shares at prices ranging from $87.20 - $98.70	-	-	195,360	-	-	449,540	-	644,900
Purchase of Class A, 9000 shares at $98.70	-	-	-	-	(888,300)	-	-	(888,300)
Treasury shares sold on exercise of 13,800 shares of Class A stock options at prices ranging from $48 - $72	-	-	136,428	-	573,972	-	-	710,400
Treasury shares sold on exercise of 300 shares of Class B stock options at $48	-	-	(895)	-	-	15,295	-	14,400
Exchange of Class B for Class A, 2,400 shares	-	-	172,722	-	137,028	(309,750)	-	-
Exchange of Class A for Class B, 4,000 shares	-	-	174,023	-	(394,800)	220,777	-	-
Additional capital realized upon exercise of stock options	-	-	666,869	-	-	-	-	666,869
Subscriptions	-	-	-	-	-	-	(174,400)	(174,400)
Balance, December 31, 2002	900,000	100,000	3,397,225	19,169,946	(2,131,746)	(113,584)	(174,400)	21,147,441
Net income	-	-	-	2,573,197	-	-	-	2,573,197
Cash dividends paid, $3.40 per share	-	-	-	(517,009)	-	-	-	(517,009)
Purchase of Class A, 425 shares at $97.62	-	-	-	-	(41,490)	-	-	(41,490)
Sale of Class B, 600 shares at $93.55	-	-	13,536	-	-	42,594	-	56,130
Treasury shares sold on exercise of 700 shares of Class A stock options at $46.04	-	-	36,105	-	32,229	-	-	68,334
Exchange of Class B for Class A, 2,400 shares	-	-	123,787	-	110,501	(234,288)	-	-
Subscriptions	-	-	-	-	-	-	174,400	174,400
Balance, December 31, 2003	$ 900,000	$ 100,000	$ 3,570,653	$ 21,226,134	$ (2,030,506)	$ (305,278)	$ -	$ 23,461,003

The accompanying notes are an integral part of these consolidated financial statements.

D.J. St. Germain Company, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003		2002	
Cash flows from operating activities				
Net income (loss)		$ 2,573,197		$ (2,262,892)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation	$ 213,911		$ 250,930	
Cash, investments, and accrued interest segregated for the benefit of customers	33,194,031		14,686,502	
Receivable from brokers, customers and other assets	(417,437)		(155,979)	
Income taxes receivable	350,780		(540,545)	
Deferred tax benefit	520,366		(596,131)	
Gain on sale of fixed asset	(469,323)		-	
Customers' free credit balances	(32,110,872)		(23,678,093)	
Accrued interest payable	(204,048)		(226,872)	
Payable to brokers, accrued expenses and other liabilities	(1,165,339)		2,694,355	
Total adjustments		(87,931)		(7,565,833)
Net cash provided by (used in) operating activities		2,485,166		(9,828,725)
Cash flows from investing activities				
Investments owned	(7,925,684)		642,283	
Purchases of fixed assets	(1,091,515)		(331,241)	
Sale of fixed assets	155,423		19,383	
Proceeds on sale of fixed assets	568,558		-	
Net cash (used in) provided by investing activities		8,293,218		330,425
Cash flows from financing activities				
Exercise of stock options	68,334		1,391,669	
Dividends paid	(517,009)		(498,488)	
Purchase of treasury shares	(41,490)		(888,300)	
Sale of treasury shares	56,130		665,392	
Treasury stock subscriptions	174,400		(174,400)	
Net cash (used in) provided by financing activities		(259,635)		495,873
Net decrease in cash and cash equivalents		(6,067,687)		(9,002,427)
Cash and cash equivalents at beginning of year		8,123,256		17,125,683
Cash and cash equivalents at end of year		$ 2,055,569		$ 8,123,256
Supplemental disclosures of cash flow information				
Cash paid during the year for				
Interest		$ 1,025,998		$ 2,233,432
Income taxes		798,700		733,500

The accompanying notes are an integral part of these consolidated financial statements.

1. Accounting Policies

A. Principles of Consolidation
The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. (DJS) and its wholly-owned subsidiary, First Springfield Trust, Inc. (FST). All intercompany transactions have been eliminated in consolidation.

B. Organization
DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. (NASD) and is licensed as a broker dealer in 25 states, principally in the Northeast United States.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

C. Valuation of Investments
Equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2003 and 2002. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

D. Accounting for Investments
Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

E. Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

F. Depreciation and Amortization
Depreciation and amortization is provided on an accelerated basis over the estimated useful lives of the assets. Fixed assets are carried at cost.

G. Cash and Cash Equivalents
The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

H. Shareholders' Equity Per Share
Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares as of December 31, 2003 and 2002. Diluted shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares plus assumed exercise of stock options as of December 31, 2003 and 2002.

I. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2003 and 2002.

3. Cash and Investments Segregated for the Benefit of Customers, Including Accrued Interest Receivable

In accordance with rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts with several commercial banks and segregates securities for the benefit of customers. The amounts in these accounts were sufficient to fulfill the requirements of this rule as of December 31, 2003 and 2002 as follows:

	2003	2002
U.S. Treasury securities (cost $122,388,275; 2002 - $155,354,919)	$ 122,388,275	$ 155,354,919
Accrued interest receivable	271,691	311,960
Cash	69,497	256,615
	$ 122,729,463	$ 155,923,494

4. Receivable from Customers

The balance consists of customers' debit balances. The securities owned by customers are held as collateral for these receivables and are not reflected in the consolidated statement of financial condition.

5. Related-Party Transactions

The Company maintains investment accounts on behalf of the officers and directors of the Company. These account balances are included in the balance of customers' free credit balances in the amount of $796,104 and $1,386,648 at December 31, 2003 and 2002, respectively.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $18,026,690, which was $17,705,455 in excess of its required net capital of $321,235. The Company's net capital ratio was 0.30 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $17,667,230 and $17,059,366, respectively, as of December 31, 2003. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealer, and other creditors, as permitted by rule 15c3-1.

7. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

8. Interest Income, Net

Interest income is net of interest remitted to customers of $311,436 and $420,731 for 2003 and 2002, respectively.

9. Benefit Plan and Agreements

The Company has a deferred profit sharing plan covering all employees with one year or more of service. The plan is noncontributory, however, employees may volunteer to contribute to the plan up to certain defined limitations. The plan provides that Company contributions to the plan will be voted annually at an amount not to exceed the maximum amount permitted as a deduction under the Internal Revenue Code. The amount expensed under the plan in 2003 and 2002 amounted to $193,733 and $196,375, respectively.

The Company maintains deferred compensation agreements with selected members of management. Under the agreements, the Board of Directors determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,822,039 and $1,717,320 related to these agreements as of December 31, 2003 and 2002, respectively.

The Company entered into two non-compete agreements with two executives. Aggregate annual payments under these agreements are $304,000 through 2006 and $250,000 thereafter to 2008.

In addition, the Company has agreed to provide certain health benefits to certain retired employees. The aggregate annual payments under these agreements are approximately $40,000.

10. Income Taxes

The income tax provision included in the consolidated statement of operations is as follows:

	2003	2002
Taxes currently payable		
Federal	$ 110,011	$ 160,754
State	30,763	39,362
	140,774	200,116
Deferred tax expense (benefit)	520,366	(596,131)
Income tax expense (benefit)	$ 661,140	$ (396,015)

Principal temporary differences giving rise to deferred taxes are as follows:

	2003	2002
Unrealized (depreciation) appreciation of investment securities	$ (265,551)	$ 557,587
Compensation accruals	(79,013)	648,557
Fixed assets	(175,802)	1,829
Valuation allowance - federal and state	-	(611,842)
	$ (520,366)	$ 596,131

The components of the net deferred tax asset as of December 31 are as follows:

	2003	2002
Deferred tax assets		
Compensation accruals	$ 1,541,138	$ 1,735,480
Unrealized depreciation of investment securities	(312,208)	788,154
Accelerated depreciation	169,149	6,653
Subtotal	1,398,079	2,530,287
Valuation allowance - federal and state	-	(611,842)
Net deferred tax asset	$ 1,398,079	$ 1,918,445

The Company will only recognize a deferred tax asset when based upon available evidence realization is more likely than not. Accordingly, at December 31, 2002, the Company has recorded a valuation allowance, which was reversed in 2003, relating to unrealized depreciation of investment securities.

A reconciliation of the Company's effective income tax rate to the prevailing corporate rate for federal income taxes is as follows:

	2003		2002	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax on income at prevailing rate	$1,099,675	34.0 %	$ (904,028)	34.0 %
Increase (decrease) in tax expense resulting from				
Dividends received qualifying for 70% dividend received deduction	(43,468)	(1.3)	(27,903)	1.1
State income taxes, net of federal tax benefit	81,688	2.5	(75,530)	2.8
Qualified stock options	21,214	0.7	11,853	(0.5)
Change in federal valuation allowance	(596,847)	(18.5)	596,847	(22.4)
Other	98,878	3.0	2,746	(0.1)
	$ 661,140	20.4 %	$ (396,015)	14.9 %

11. Leases

The Company rents its office facilities under a lease which expires October 31, 2007 at an annual rental of approximately $62,500. The lease requires additional payments based on increases in taxes and certain operating expenses.

Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2003 are:

For the Year Ending December 31,	Total
2004	$ 62,500
2005	63,142
2006	60,671
2007	58,296
	$ 244,609

12. Shareholders' Equity

The Company has a 1987 Incentive Stock Option Plan and a 1995 Incentive Stock Option Plan covering an aggregate of 53,000 Class A nonvoting shares and 7,500 Class B voting shares of common stock. Under the plans, the options shall be granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The plans are accounted for as variable plans and compensation expense or reduction is recorded for the increase or decrease in option value from grant date to the date of the Statement of Financial Condition. Compensation expense recorded for 2003 and 2002 was $105,834 and $(32,448), respectively. As of December 31, 2003, options for 7,900 Class A shares and 1,800 Class B shares are currently exercisable at $61.01 - $109.57 per share.

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" was issued and was effective beginning fiscal 1996. This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The Company intends to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement does not affect the Company's financial position or results of operations.

A summary of the activity during 2002 and 2003 is as follows:

	Options Outstanding				
	Class A	**Class B**	**Aggregate Value**	**Price Per Share**	**Weighted Average Price Per Share**
Balance, December 31, 2001	26,500	3,800	1,766,400	$46.04 - $72.00	$58.30
Options granted during 2002	2,000	1,800	407,631	$98.70 - $108.57	$107.27
Options exercised and cancelled during 2002	(22,300)	(3,800)	(1,480,800)	$46.04 - $72.00	$56.73
Balance, December 31, 2002	6,200	1,800	$ 693,231	$46.04 - $108.57	$86.65
Options granted during 2003	2,400	-	236,205	$93.55 - $99.70	$98.42
Options exercised during 2003	(700)	-	(32,229)	$46.04	$46.04
Balance, December 31, 2003	7,900	1,800	$ 897,207	$46.04 - $109.57	$92.50

Schedule I

D.J. St. Germain Company, Inc. and Subsidiary
Computation of Net Capital Requirement and Aggregate Indebtedness for Brokers and Dealers Under Rule 15c3-1
December 31, 2003

Computation of net capital		
Total consolidated shareholders' equity		$ 23,461,003
Adjustments		
Nonallowable assets		
Fixed assets, net	$ (1,110,404)	
Real estate held for investment, net	(15,760)	
Other	(150,796)	
Deferred tax benefit	(1,398,079)	
Income taxes receivable	(414,985)	(3,090,024)
Tentative net capital		20,370,979
Less		
1% Treasury note	(40,000)	
2% of sweep account	(62,593)	
15% of the market value of investments owned	(2,241,696)	(2,344,289)
Net capital		$ 18,026,690
Computation of aggregate indebtedness		
Aggregate indebtedness		
Payable to brokers	$ 238,915	
Free credit balances		
Customers	114,832,196	
Officers and shareholders	796,104	
Accrued interest payable	6,825	
Accrued expenses and other liabilities	4,195,813	
		120,069,853
Less		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2003		115,251,325
Aggregate indebtedness		$ 4,818,528
Ratio of aggregate indebtedness to net capital		0.27:1
Net capital requirement, 6-2/3% of aggregate indebtedness		$ 321,235

Statement Pursuant (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by and included in the company's unaudited Part II FOCUS Report Filing as of December 31, 2003, as amended.

D.J. St. Germain Company, Inc. and Subsidiary
Computation of Reserve Requirement for Brokers and Dealers
Under Rule 15c3-3
December 31, 2003

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts including $6,825 of interest payable to customers and net of officer and shareholder balances of $796,104	$ 115,941,976	$ -
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (reduced by 1% in accordance with rule 15c3-3)	-	2,050
12. Failed to deliver of customers' securities not older than 30 calendar days	-	688,600
Total	115,941,976	690,650
14. Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2003 (15c3-3(e))	-	115,251,326
	$ 115,941,976	$ 115,941,976

The Company has funds of $122,729,463 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of reserve requirement and the corresponding computation by and included in the company's unaudited Part II FOCUS Report filing as of December 31, 2003, as amended.

D.J. St. Germain Company, Inc. and Subsidiary
Information for Possession or Control Requirement
Under Rule 15c3-3
December 31, 2003

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	None
	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations' as permitted under rule 15c3-3.	None

D.J. St. Germain Company, Inc. and Subsidiary

Report on Internal Control Structure Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5(g) Thereunder December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors of
D.J. St. Germain Company, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of D.J. St. Germain Company, Inc. and subsidiary (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004